Exhibit 99.3

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

(OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 20, 2012

We,_____________________________________of_______________________________________________________________________, being the registered holder of ________________ordinary shares, par value US$0.00002 per share of JINKOSOLAR HOLDING CO., LTD. (the “Company”) hereby appoint ________________________, or failing him/her, the chairman of the annual general meeting, as our proxy to attend and act on our behalf at the annual general meeting of the Company to be held on November 20, 2012 and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the notice of the annual general meeting as indicated below:

NO.	RESOLUTION	FOR	AGAINST	ABSTAIN
Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below

ORDINARY RESOLUTIONS
1.	That Mr. Steven Markscheid be re-elected as a director of the Company.
2.	That Mr.Wing Keong Siew be re-elected as a director of the Company.
3.	That the appointment of Ernst & Young Hua Ming as auditors of the Company for the fiscal year of 2012 be ratified.
4.	That the directors of the Company be authorized to determine the remuneration of the auditors.
5.	That each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

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Dated______________, 2012

Signature:__________________________________

(Given under the common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.	Only the holders of record of the ordinary shares of the Company at the close of business on October 15, 2012 should use this form of proxy.
2.	If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the annual general meeting. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the annual general meeting will be appointed as your proxy.
3.	Submission of the executed proxies shall not preclude you from attending and voting at the annual general meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.
4.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the annual general meeting as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the annual general meeting, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the annual general meeting. However, if any other matter properly comes before the annual general meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.
5.	Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 16F, Building No.2, YouYou Century Plaza, No. 428 South Yang Gao Road,Pudong, Shanghai, P.R. China, Attention: Mr. Gener Miao, or send copies of the foregoing by email to mg@jinkosolar.com or by fax to Mr. Gener Miao at 0086-21-6876 1115, as soon as possible and in any event not later than 10:00am on November 19, 2012 (Beijing time).

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